UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the Third Quarter of 2025

GUADALAJARA, Mexico, Oct. 20, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the third quarter ended September 30, 2025 (3Q25). Figures are unaudited and prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 3Q25 vs. 3Q24

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 1,174.0 million, or 17.4%. Total revenues increased by Ps. 1,343.9 million, or 16.3%.

  Cost of services increased by Ps. 201.8 million, or 14.1%.

  Income from operations increased by Ps. 429.6 million, or 11.5%.

  EBITDA increased by Ps. 578.0 million, or 12.8%, an increase from Ps. 4,507.6 million in 3Q24 to Ps. 5,085.6 million in 3Q25. EBITDA margin (excluding the effects of IFRIC-12) went from 67.0% in 3Q24 to 64.3% in 3Q25.

  Comprehensive income decreased by Ps. 162.8 million, or 6.2%, from an income of Ps. 2,620.6 million in 3Q24 to an income of Ps. 2,457.8 million in 3Q25.

Company’s Financial Position:

As of September 30, 2025, the Company reported a cash and cash equivalents position of Ps. 11,699.5 million. During 3Q25, GAP issued long-term bond certificates (Certificados Bursátiles) for a total amount of Ps. 8,500.0 million, under the ticker symbols “GAP 25-2” and “GAP 25-3”, for Ps. 4,050.0 million and Ps. 4,450.0 million, respectively. The proceeds from these issuances will be used to finance capital investments amounting to Ps. 7,000.0 million, and to repay a bank loan with Banco Santander, S.A. for Ps. 1,500.0 million. In addition, on September 18, 2025, the Company refinanced its credit line for USD$40.0 million with Banco Nacional de México, S.A. (“Banamex”), establishing a new maturity date of September 18, 2030.

Passenger Traffic

During 3Q25, the 14 airports operated by GAP recorded an increase of 386.5 thousand total passengers, representing a 2.5% growth compared to 3Q24.

During this period, the following new routes were inaugurated:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Morelia	Puerto Vallarta	July 4, 2025	3 weekly
Volaris	Puerto Vallarta	Morelia	July 4, 2025	3 weekly
Volaris	Morelia	Zihuatanejo	July 4, 2025	3 weekly
Volaris	Morelia	Mexicali	July 5, 2025	3 weekly
Volaris	Mexicali	Morelia	July 6, 2025	3 weekly
TAR	La Paz	Los Mochis	July 7, 2025	3 weekly
TAR	Los Mochis	La Paz	July 7, 2025	3 weekly
TAR	La Paz	Aguascalientes	July 7, 2025	4 weekly
TAR	Aguascalientes	La Paz	July 7, 2025	4 weekly
LIAT Air	Montego Bay	Kingston	July 11, 2025	3 weekly
LIAT Air	Kingston	Montego Bay	July 11, 2025	3 weekly

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Guadalajara	New York (EWR)	July 1, 2025	4 weekly
Volaris	Morelia	Dallas-Fort Worth	July 4, 2025	4 weekly
Volaris	Morelia	Ontario, California	July 4, 2025	4 weekly
Volaris	Los Cabos	Ontario, California	July 4, 2025	5 weekly
Volaris	Morelia	Sacramento	July 4, 2025	4 weekly
Volaris	Guanajuato	Ontario, California	July 5, 2025	3 weekly
Volaris	Morelia	San Antonio	July 5, 2025	3 weekly
Volaris	Morelia	Houston (IAH)	July 5, 2025	3 weekly
Spirit	Montego Bay	Baltimore-Washington	July 11, 2025	3 weekly
Aeroregional	Montego Bay	Quito	July 18, 2025	1 weekly

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	3Q24	3Q25	Change	9M24	9M25	Change
Guadalajara	3,113.2	3,183.2	2.2%	8,779.7	9,295.2	5.9%
Tijuana*	2,204.9	2,237.3	1.5%	6,288.3	6,434.0	2.3%
Los Cabos	791.4	762.1	(3.7%)	2,119.7	2,170.7	2.4%
Puerto Vallarta	804.2	870.7	8.3%	2,121.6	2,354.6	11.0%
Montego Bay	0.0	0.0	0.0%	0.0	0.0	0.0%
Guanajuato	547.0	576.0	5.3%	1,545.3	1,668.3	8.0%
Hermosillo	524.2	537.1	2.5%	1,512.7	1,591.3	5.2%
Kingston	1.3	0.8	(34.4%)	2.4	1.0	(58.8%)
Morelia	165.0	208.5	26.4%	464.5	567.7	22.2%
La Paz	320.5	347.2	8.3%	879.9	955.9	8.6%
Mexicali	250.5	330.4	31.9%	765.1	929.2	21.4%
Aguascalientes	158.5	164.0	3.5%	467.0	483.2	3.5%
Los Mochis	144.0	178.5	24.0%	412.0	522.9	26.9%
Manzanillo	28.1	31.5	11.8%	94.4	97.6	3.4%
Total	9,052.8	9,427.3	4.1%	25,452.6	27,071.6	6.4%

*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	3Q24	3Q25	Change	9M24	9M25	Change
Guadalajara	1,493.1	1,502.0	0.6%	4,353.1	4,396.2	1.0%
Tijuana*	1,067.9	974.6	(8.7%)	3,001.9	3,041.2	1.3%
Los Cabos	881.2	893.2	1.4%	3,489.0	3,500.5	0.3%
Puerto Vallarta	529.0	498.3	(5.8%)	2,970.5	2,819.9	(5.1%)
Montego Bay	1,154.7	1,243.5	7.7%	3,897.1	3,847.2	(1.3%)
Guanajuato	284.3	266.4	(6.3%)	773.6	782.1	1.1%
Hermosillo	19.0	19.1	0.5%	62.6	59.3	(5.3%)
Kingston	514.3	527.9	2.7%	1,324.9	1,409.6	6.4%
Morelia	169.9	195.7	15.1%	483.9	525.7	8.6%
La Paz	2.6	7.9	210.0%	8.7	25.5	193.1%
Mexicali	1.8	1.9	6.5%	5.6	5.5	(0.6%)
Aguascalientes	90.9	89.5	(1.5%)	242.1	245.7	1.5%
Los Mochis	2.1	2.2	2.1%	6.1	6.1	(1.4%)
Manzanillo	9.6	10.2	6.4%	65.7	72.4	10.1%
Total	6,220.3	6,232.3	0.2%	20,684.7	20,736.8	0.3%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	3Q24	3Q25	Change	9M24	9M25	Change
Guadalajara	4,606.3	4,685.1	1.7%	13,132.8	13,691.5	4.3%
Tijuana*	3,272.7	3,211.9	(1.9%)	9,290.2	9,475.2	2.0%
Los Cabos	1,672.6	1,655.3	(1.0%)	5,608.7	5,671.1	1.1%
Puerto Vallarta	1,333.2	1,369.0	2.7%	5,092.1	5,174.5	1.6%
Montego Bay	1,154.7	1,243.5	7.7%	3,897.1	3,847.2	(1.3%)
Guanajuato	831.3	842.4	1.3%	2,318.8	2,450.4	5.7%
Hermosillo	543.3	556.2	2.4%	1,575.3	1,650.5	4.8%
Kingston	515.5	528.7	2.6%	1,327.3	1,410.6	6.3%
Morelia	335.0	404.2	20.7%	948.4	1,093.4	15.3%
La Paz	323.0	355.1	9.9%	888.6	981.4	10.4%
Mexicali	252.3	332.3	31.7%	770.7	934.7	21.3%
Aguascalientes	249.3	253.6	1.7%	709.1	728.9	2.8%
Los Mochis	146.1	180.7	23.7%	418.1	529.0	26.5%
Manzanillo	37.7	41.6	10.5%	160.1	170.0	6.2%
Total	15,273.1	15,659.6	2.5%	46,137.3	47,808.4	3.6%

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	3Q24	3Q25	Change	9M24	9M25	Change
Tijuana	1,048.7	954.4	(9.0%)	2,956.3	2,984.0	0.9%

Consolidated Results for the Third Quarter of 2025 (in thousands of pesos):

	3Q24	3Q25	Change
Revenues
Aeronautical services	4,627,601	5,474,043	18.3%
Non-aeronautical services	2,103,878	2,431,480	15.6%
Improvements to concession assets (IFRIC-12)	1,501,188	1,671,060	11.3%
Total revenues	8,232,667	9,576,583	16.3%

Operating costs
Costs of services:	1,435,204	1,637,006	14.1%
Employee costs	573,117	633,119	10.5%
Maintenance	213,360	307,625	44.2%
Safety, security & insurance	220,486	243,706	10.5%
Utilities	160,803	174,887	8.8%
Business operated directly by us	72,858	84,697	16.3%
Other operating expenses	194,580	192,972	(0.8%)

Technical assistance fees	200,635	226,322	12.8%
Concession taxes	598,091	963,943	61.2%
Depreciation and amortization	787,295	935,683	18.8%
Cost of improvements to concession assets (IFRIC-12)	1,501,188	1,671,060	11.3%
Other (income)	(10,082)	(7,397)	(26.6%)
Total operating costs	4,512,331	5,426,617	20.3%
Income from operations	3,720,336	4,149,966	11.5%
Financial Result	(1,059,983)	(661,828)	(37.6%)
Income before income taxes	2,660,353	3,488,138	31.1%
Income taxes	(677,524)	(792,158)	16.9%
Net income	1,982,829	2,695,980	36.0%
Currency translation effect	651,897	(231,955)	(135.6%)
Cash flow hedges, net of income tax	(12,124)	2,692	(122.2%)
Remeasurements of employee benefit – net income tax	(2,052)	(8,929)	335.1%
Comprehensive income	2,620,550	2,457,788	(6.2%)
Non-controlling interest	(140,692)	(96,975)	(31.1%)
Comprehensive income attributable to controlling interest	2,479,858	2,360,813	(4.8%)

	3Q24	3Q25	Change
EBITDA	4,507,631	5,085,649	12.8%
Comprehensive income	2,620,550	2,456,860	(6.2%)
Comprehensive income per share (pesos)	5.1864	4.8624	(6.2%)
Comprehensive income per ADS (US dollars)	2.8272	2.6506	(6.2%)

Operating income margin	45.2%	43.3%	(4.1%)
Operating income margin (excluding IFRIC-12)	55.3%	52.5%	(5.0%)
EBITDA margin	54.8%	53.1%	(3.0%)
EBITDA margin (excluding IFRIC-12)	67.0%	64.3%	(3.9%)
Costs of services and improvements / total revenues	35.7%	34.5%	(3.2%)
Cost of services / total revenues (excluding IFRIC-12)	21.3%	20.7%	(2.9%)

- Net income and comprehensive income per share for 3Q25 and 3Q24 were calculated based on 505,277,464 shares outstanding as of September 30, 2025, and September 30, 2024, respectively. Figures in U.S. dollar were converted from pesos using an exchange rate of Ps. 18.3442 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on September 30, 2025.

- For consolidating the Jamaican airports, an average exchange rate of Ps. 18.6456 per U.S. dollar was used, corresponding to the three-month period ended September 30, 2025.

Revenues (3Q25 vs. 3Q24)

  Aeronautical services revenues increased by Ps. 846.4 million, or 18.3%.
  Non-aeronautical services revenues increased by Ps. 327.6 million, or 15.6%.
  Revenues from improvements to concession assets increased by Ps. 169.9 million, or 11.3%.
  Total revenues increased by Ps. 1,343.9 million, or 16.3%.

The change in aeronautical services revenues was primarily due to the following factors:

  Revenues at the Mexican airports increased by Ps. 789.6 million, or 20.5%, compared to 3Q24, mainly due to a Ps. 693.3 million, or 21.5%, increase in the passenger fee revenue. This increase was driven by the new airport maximum tariffs approved for the 2025–2029 regulatory period, effective as of March 2025, as well as a 2.1% increase in passenger traffic during the quarter.

  Revenues at the Jamaican airports increased by Ps. 56.8 million, or 7.3%, compared to 3Q24, mainly due to a 6.1% increase in passenger traffic during the quarter and an increase in U.S. dollar revenue of USD$2.6 million, or 3.5%. This effect was partially offset by the appreciation of the Mexican peso against the U.S. dollar, which went from an average exchange rate of Ps. 18.9229 in 3Q24 to Ps. 18.6456 in 3Q25, representing an appreciation of 1.5%. This exchange rate effect reduced the revenue reported in pesos.

The change in non-aeronautical services revenues was primarily driven by the following factors:

  Revenues at Mexican airports increased by Ps. 301.2 million, or 16.4%, compared to 3Q24. Revenues from businesses operated directly by us increased by Ps. 270.9 million, or 30.5%, mainly driven by the consolidation of revenues from the cargo and bonded warehouse business, which contributed Ps. 168.9 million, or 47.7%, to this growth. Revenues from businesses operated by third parties increased Ps. 31.9 million, or 3.5%, primarily driven by the opening of new commercial spaces and the renegotiation of commercial contracts. The fastest-growing business lines were food and beverage, retail stores, duty-free, ground transportation, and timeshares, which together increased by Ps. 41.5 million, or 7.0%. This increase was partially offset by a decrease in leasing of space revenues, which declined Ps. 18.0 million, or 23.5%.

  Revenues at the Jamaican airports increased by Ps. 26.4 million, or 9.8%, compared to 3Q24. In U.S. dollar terms, revenues increased by USD$1.6 million, or 11.4%, which was partially offset by the 1.5% appreciation of the peso against the average exchange rate of 3Q24.

	3Q24	3Q25	Change
Businesses operated by third parties:
Food and beverage	291,059	321,111	10.3%
Car rental	209,871	216,384	3.1%
Duty-free	184,931	193,930	4.9%
Retail	174,816	182,824	4.6%
Leasing of space	111,224	98,210	(11.7%)
Timeshares	63,608	64,409	1.3%
Ground transportation	41,301	43,384	5.0%
Other commercial revenues	30,260	37,085	22.6%
Communications and financial services	26,446	29,791	12.7%
Total	1,133,516	1,187,128	4.7%

Businesses operated directly by us:
Cargo operation and bonded warehouse	390,385	558,941	43.2%
Car parking	171,497	194,318	13.3%
Convenience stores	137,122	158,158	15.3%
VIP Lounges	130,000	152,028	16.9%
Advertising	52,977	71,445	34.9%
Hotel operation	28,189	48,892	73.4%
Total	910,169	1,183,783	30.1%
Recovery of costs	60,193	60,569	0.6%
Total Non-aeronautical Revenues	2,103,878	2,431,480	15.6%

Figures expressed in thousands of Mexican pesos.

‐        Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 169.9 million, or 11.3%, compared to 3Q24. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 115.4 million, or 8.6%, following investments under the Master Development Program for the 2025-2029 period.

  Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 54.4 million, or 33.1%.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 914.3 million, or 20.3%, compared to 3Q24, mainly due to higher technical assistance and concession fees, which together increased Ps. 391.6 million, or 49.0%; a Ps. 201.8 million, or 14.1%, increase in the cost of services; a Ps. 169.9 million increase in the cost of improvements to concession assets (IFRIC-12); and a Ps. 148.4 million, or 18.9%, increase in depreciation and amortization, derived from the recognition of the fair values of the cargo and bonded warehouse business. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 744.5 million, or 24.7%, compared to 3Q24.

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 723.3 million, or 19.8%, compared to 3Q24, mainly due to higher technical assistance and concession fees, which together increased Ps. 256.7 million, or 53.4%; a Ps. 207.8 million, or 17.3%, increase in the cost of services; a Ps. 141.6 million, or 21.7%, increase in depreciation and amortization; and a Ps. 115.4 million, or 8.6%, increase in the cost of improvements to the concession assets (IFRIC-12). the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 607.9 million, or 26.2%.

The change in the cost of services at our Mexican airports during 3Q25 was mainly due to:

  Maintenance increased by Ps. 89.8 million, or 52.3%, due to the opening of new operational areas, airfield maintenance, and the operation of jet bridges by Ps. 47.6 million.
  Employee costs increased by Ps. 60.2 million, or 11.7%, mainly due to salary adjustments and amendments to the Federal Labor Law.
  Safety, security and insurance increased by Ps. 21.4 million, or 13.2%, driven by an increase in security personnel, minimum wage adjustments, changes to the Federal Labor Law, and the opening of additional operational areas.
  Utilities increased by Ps. 20.0 million, or 17.6%, compared to 3Q24.

Jamaican Airports:

Operating costs increased by Ps. 190.9 million, or 22.3%, compared to 3Q24, mainly due to an increase in concession fees of Ps. 134.8 million, or 42.4%; an increase in the cost of improvements to concession assets (IFRIC-12) of Ps. 54.4 million, or 33.1%; and an increase in depreciation and amortization of Ps. 6.8 million, or 5.0%. These effects were partially offset by a decrease in the cost of services of Ps. 6.0 million, or 2.6%.

Operating income margin decreased from 45.2% in 3Q24 to 43.3% in 3Q25. Excluding the effects of IFRIC-12, the operating income margin declined from 55.3% in 3Q24 to 52.5% in 3Q25. Income from operations increased by Ps. 429.6 million, or 11.5%, compared to 3Q24.

EBITDA margin decreased from 54.8% in 3Q24 to 53.1% in 3Q25. Excluding the effects of IFRIC-12, EBITDA margin went from 67.0% in 3Q24 to 64.3% in 3Q25. The nominal value of EBITDA increased by Ps. 578.0 million, or 12.8%, compared to 3Q24.

Financial results decreased in expense by Ps. 398.2 million, or 37.6%, going from a net expense of Ps. 1,060.0 million in 3Q24 to a net expense of Ps. 661.8 million in 3Q25. This change was mainly the result of:

  Foreign exchange fluctuations, which changed from an expense of Ps. 313.4 million in 3Q24 to an income of Ps. 60.9 million in 3Q25, resulting in a foreign exchange gain of Ps. 374.4 million due to the appreciation of the peso. In addition, the foreign currency translation effect contributed to a Ps. 874.2 million increase in expense compared to 3Q24.
  Interest expense decreased by Ps. 137.8 million, or 12.8%, compared to 3Q24, mainly due to a decrease in reference rates.
  Interest income decreased by Ps. 114.1 million, or 34.8%, compared to 3Q24, mainly due to a decrease in the cash and cash equivalents average balance and changes in the reference rates.

In 3Q25, net and comprehensive income decreased by Ps. 162.8 million, or 6.2%, compared to 3Q24, mainly due to a Ps. 874.2 million increase in foreign currency translation losses versus the same period of last year. Income before taxes increased by Ps. 827.8 million, or 31.1%.

During 3Q25, net income increased by Ps. 713.2 million, or 36.0%, compared to 3Q24. Income tax for the period increased by Ps. 114.6 million, composed of a Ps. 116.0 million increase in current income tax and a Ps. 1.4 million decrease in deferred tax benefit. This was mainly due to a lower inflation effect, which decreased from 1.5% in 3Q24 to 1.0% in 3Q25, partially offset by the application of tax loss carryforwards for Ps. 47.2 million, compared to 3Q24.

Consolidated Results for the Nine Months of 2025 (in thousands of pesos):

	9M24	9M25	Change
Revenues
Aeronautical services	14,150,663	17,236,364	21.8%
Non-aeronautical services	5,521,018	7,268,014	31.6%
Improvements to concession assets (IFRIC-12)	4,314,977	7,009,385	62.4%
Total revenues	23,986,658	31,513,762	31.4%

Operating costs
Costs of services:	3,720,973	4,644,243	24.8%
Employee costs	1,522,994	1,885,203	23.8%
Maintenance	555,642	821,358	47.8%
Safety, security & insurance	602,508	691,429	14.8%
Utilities	396,811	448,850	13.1%
Business operated directly by us	219,017	258,665	18.1%
Other operating expenses	424,000	538,738	27.1%

Technical assistance fees	627,172	731,901	16.7%
Concession taxes	1,991,302	2,954,025	48.3%
Depreciation and amortization	2,137,595	2,793,217	30.7%
Cost of improvements to concession assets (IFRIC-12)	4,314,977	7,009,385	62.4%
Other (income)	(22,474)	(43,542)	93.7%
Total operating costs	12,769,544	18,089,229	41.7%
Income from operations	11,217,114	13,424,533	19.7%
Financial Result	(2,316,875)	(2,324,863)	0.3%
Income before income taxes	8,900,239	11,099,670	24.7%
Income taxes	(2,193,977)	(2,890,438)	31.7%
Net income	6,706,263	8,209,234	22.4%
Currency translation effect	1,019,679	(730,540)	(171.6%)
Cash flow hedges, net of income tax	(47,527)	4,584	(109.6%)
Remeasurements of employee benefit – net income tax	177	23,837	13367.2%
Comprehensive income	7,678,591	7,507,114	(2.2%)
Non-controlling interest	(268,334)	(302,853)	12.9%
Comprehensive income attributable to controlling interest	7,410,259	7,204,263	(2.8%)

	9M24	9M25	Change
EBITDA	13,354,710	16,217,751	21.4%
Comprehensive income	7,678,591	7,506,186	(2.2%)
Comprehensive income per share (pesos)	15.1968	14.8556	(2.2%)
Comprehensive income per ADS (US dollars)	8.2842	8.0982	(2.2%)

Operating income margin	46.8%	42.6%	(8.9%)
Operating income margin (excluding IFRIC-12)	57.0%	54.8%	(3.9%)
EBITDA margin	55.7%	51.5%	(7.6%)
EBITDA margin (excluding IFRIC-12)	67.9%	66.2%	(2.5%)
Costs of services and improvements / total revenues	33.5%	37.0%	10.4%
Cost of services / total revenues (excluding IFRIC-12)	18.9%	19.0%	0.2%

- Net income and comprehensive income per share for 9M25 and 9M24 were calculated based on 505,277,464 shares outstanding. U.S. dollar figures were converted from pesos using an exchange rate of Ps. 18.3442 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on September 30, 2025.

- For the purpose of consolidating Jamaican airports, an average exchange rate of Ps. 19.5381 per U.S. dollar was used, corresponding to the nine months ended September 30, 2025.

Revenues (9M25 vs. 9M24)

·   Aeronautical services revenues increased by Ps. 3,085.7 million, or 21.8%.
·   Non-aeronautical services revenues increased by Ps. 1,747.0 million, or 31.6%.
·   Revenues from improvements to concession assets increased by Ps. 2,694.4 million, or 62.4%.
·   Total revenues increased by Ps. 7,527.1 million, or 31.4%.

The change in aeronautical services revenues comprised primarily of the following factors:

  Revenues at our Mexican airports increased by Ps. 2,731.8 million, or 22.9%, compared to 9M24. This increase was mainly driven by the new maximum tariffs approved for the 2025–2029 regulatory period, effective as of March 2025, as well as by the 10.3% depreciation of the Mexican peso against the U.S. dollar, and a 4.0% increase in passenger traffic during the period.

  Revenues at our Jamaican airports increased by Ps. 353.9 million, or 15.9%, compared to 9M24. This was mainly due to the 10.3% depreciation of the peso against the U.S. dollar, with the average exchange rate moving from Ps. 17.7104 in 9M24 to Ps. 19.5381 in 9M25, resulting in higher peso-denominated revenue. The revenue in U.S. dollar increased USD$6.4 million, or 5.1%.

The change in non-aeronautical services revenues comprised primarily of the following factors:

  Revenues at our Mexican airports increased by Ps. 1,614.8 million, or 34.0%, compared to 9M24. Revenues from businesses operated directly by us rose by Ps. 1,367.0 million, or 72.9%, mainly driven by the consolidation of the cargo and bonded warehouse business, which contributed Ps. 1,040.9 million, or 293.9%. Revenues from businesses operated by third parties increased by Ps. 238.9 million, or 8.7%. This was mainly due to the opening of new commercial spaces, and the renegotiation of existing contracts. The business lines that increased the most were food and beverage, retail, duty-free, timeshares, and ground transportation, which together increased by Ps. 226.3 million, or 19.2%. Recovery of costs increased by Ps. 8.8 million, or 6.6%.

  Revenues from the Jamaican airports increased by Ps. 132.2 million, or 17.2%, compared to 9M24. Revenues in U.S. dollars increased by USD$2.7 million, or 6.2%.

	9M24	9M25	Change
Businesses operated by third parties:
Food and beverage	879,140	1,006,370	14.5%
Car rental	613,048	632,809	3.2%
Duty-free	552,968	618,776	11.9%
Retail	516,596	565,429	9.5%
Leasing of space	318,494	328,068	3.0%
Timeshares	174,355	203,132	16.5%
Other commercial revenues	144,093	168,120	16.7%
Ground transportation	134,823	151,152	12.1%
Communications and financial services	80,524	90,033	11.8%
Total	3,414,040	3,763,889	10.2%

Businesses operated directly by us:
Cargo operation and bonded warehouse	453,379	1,507,323	232.5%
Car parking	518,229	550,659	6.3%
Convenience stores	420,499	489,246	16.3%
VIP Lounges	361,941	488,364	34.9%
Advertising	130,785	149,652	14.4%
Hotel operation	46,804	123,215	163.3%
Total	1,931,636	3,308,459	71.3%
Recovery of costs	175,341	195,666	11.6%
Total Non-aeronautical Revenues	5,521,018	7,268,014	31.6%

Figures expressed in thousands of Mexican pesos.

‐        Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 2,694.4 million, or 62.4%, compared to 9M24. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 2,630.4 million, or 65.6%, following investments under the Master Development Program for the 2025-2029 period.

  Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 64.0 million, or 21.0%.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 5,319.7 million, or 41.7%, compared to 9M24, primarily due to a Ps. 2,694.4 million, or 62.4%, increase in the cost of improvements to concession assets (IFRIC-12); a combined Ps. 1,067.4 million, or 40.8%, increase in concession fees and technical assistance fees; a Ps. 923.3 million, or 24.8%, increase in the cost of services; and a Ps. 655.6 million, or 30.7%, increase in depreciation and amortization. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 2,625.3 million, or 31.1%.

This increase in total operating costs was primarily due to the following factors:

   Mexican airports:

  Operating costs increased by Ps. 4,884.4 million, or 47.3%, compared to 9M24, mainly due to a Ps. 2,630.4 million, or 65.6%, increase in the cost of improvements to the concession assets (IFRIC-12); a combined Ps. 857.0 million, or 57.4%, increase in technical assistance fees and concession fees; a Ps. 833.2 million, or 26.9%, increase in the cost of services; and a Ps. 587.1 million, or 33.3%, increase in depreciation and amortization. Excluding the cost of improvements to concession assets (IFRIC-12), operating expenses increased by Ps. 2,254.0 million, or 35.6%.

The change in the cost of services at our Mexican airports during 9M25 was mainly due to:

  Employee costs increased by Ps. 332.9 million, or 24.5%, mainly due to salary adjustments and changes to the Federal Labor Law, as well as the consolidation of the cargo and bonded warehouse business, which contributed Ps. 190.4 million.
  Maintenance rose by Ps. 243.1 million, or 55.3%, due to the opening of new operational areas, the operation of jet bridges for Ps. 132.4 million, and the consolidation of the cargo and bonded warehouse business, which contributed Ps. 17.4 million.
  Other operating expenses increased by Ps. 152.5 million, or 26.5%, primarily due to higher consulting services and travel expenses of Ps. 68.9 million, and the consolidation of the cargo and bonded warehouse business, which contributed Ps. 80.6 million.
  Safety, security, and insurance rose by Ps. 56.1 million, or 12.6%, driven by an increase in security personnel, minimum wage adjustments, amendments to the Federal Labor Law, the opening of additional operational areas, and Ps. 22.3 million from the consolidation of the cargo and bonded warehouse business.

Jamaican Airports:

Operating costs increased by Ps. 435.3 million, or 17.9%, compared to 9M24, mainly due to an increase in concession fees by Ps. 210.4 million, or 18.7%; an increase in the cost of services by Ps. 90.1 million, or 14.4%; an increase in depreciation and amortization by Ps. 68.5 million, or 18.3%; and a Ps. 64.0 million, or 21.0%, increase in the cost of improvements to concession assets (IFRIC-12).

Operating income margin went from 46.8% in 9M24 to 42.6% in 9M25. Excluding the effects of IFRIC-12, the operating income margin went from 57.0% in 9M24 to 54.8% in 9M25. Income from operations increased by Ps. 2,207.4 million, or 19.7%, compared to 9M24.

EBITDA margin went from 55.7% in 9M24 to 51.5% in 9M25. Excluding the effects of IFRIC-12, EBITDA margin went from 67.9% in 9M24 to 66.2% in 9M25. The nominal value of EBITDA increased by Ps. 2,863.0 million, or 21.4%, compared to 9M24.

Financial results increased expenses by Ps. 8.0 million, or 0.3%, from a net expense of Ps. 2,316.9 million in 9M24 to a net expense of Ps. 2,324.9 million in 9M25. This change was mainly the result of:

  Foreign exchange fluctuations, which went from an expense of Ps. 203.6 million in 9M24 to an expense of Ps. 103.3 million in 9M25, resulting in a foreign exchange gain of Ps. 100.3 million due to the depreciation of the Mexican peso. Additionally, the foreign currency translation effect contributed to a Ps. 1,740.5 million increase in expense compared to 9M24.

  Interest expense decreased by Ps. 14.0 million, or 0.5%, compared to 9M24, mainly due to the increase in bond certificates and higher borrowings of bank loans.

  Interest income decreased by Ps. 122.3 million, or 13.7%, compared to 9M24, mainly due to a decrease in the cash and cash equivalents average balance and changes in the reference rates.

In 9M25, net and comprehensive income decreased by Ps. 171.5 million, or 2.2%, compared to 9M24, mainly due to a foreign currency translation effect of Ps. 1,740.5 million, partially offset by the increase in EBITDA described above.

During 9M25, net income increased by Ps. 1,503.0 million, or 22.4%, compared to 9M24, mainly due to the increase in EBITDA, partially offset by higher depreciation and amortization expenses. Income tax expense for the period increased by Ps. 696.5 million, composed of a Ps. 714.8 million increase in current income tax, partially offset by a Ps. 18.3 million increase in deferred tax benefit.

Statement of Financial Position

Total assets as of September 30, 2025, increased by Ps. 3, 671.2 million compared to September 30, 2024, primarily due to the following items: i) Improvements to concession assets of Ps. 5,598.2 million, ii) Other acquired rights of Ps. 888.6 million, iii) Advanced payments to suppliers of Ps. 869.3 million, iv) Trade accounts receivable of Ps. 722.4 million, v) Deferred income taxes of Ps. 754.2 million, partially offset by a decrease in cash and cash equivalents of Ps. 4,158.3 million, and a Ps. 511.5 million decrease in airport concessions.

As of September 30, 2025, total liabilities increased by Ps. 1,849.2 million compared to the same period in 2024, mainly due to i) Bonds certificates of Ps. 7,500.0 million, partially offset by a decrease in i) Dividends payable of Ps. 3,501.6 million, ii) Bank loans of Ps. 855.6 million, iii) Accounts payable of Ps. 530.2 million, and iv) Taxes payable of Ps. 109.0 million.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q24	3Q25	Change	9M24	9M25	Change
Guadalajara
Aeronautical services	1,417,532	1,675,393	18.2%	3,982,181	4,826,909	21.2%
Non-aeronautical services	352,935	366,762	3.9%	980,667	1,076,093	9.7%
Improvements to concession assets (IFRIC 12)	603,457	32,396	(94.6%)	1,810,371	2,381,248	31.5%
Total Revenues	2,373,924	2,074,551	(12.6%)	6,773,219	8,284,250	22.3%
Operating income	1,015,291	1,279,842	26.1%	3,372,720	3,704,807	9.8%
EBITDA	1,200,463	1,500,475	25.0%	3,815,548	4,344,993	13.9%

Tijuana
Aeronautical services	706,053	854,459	21.0%	2,036,395	2,442,392	19.9%
Non-aeronautical services	116,154	130,331	12.2%	406,706	380,982	(6.3%)
Improvements to concession assets (IFRIC 12)	83,488	386,094	362.5%	250,464	1,158,282	362.5%
Total Revenues	905,697	1,370,884	51.4%	2,693,565	3,981,656	47.8%
Operating income	427,131	539,959	26.4%	1,337,424	1,512,347	13.1%
EBITDA	549,019	668,966	21.8%	1,688,143	1,893,364	12.2%

Los Cabos
Aeronautical services	579,520	682,610	17.8%	2,040,450	2,533,180	24.1%
Non-aeronautical services	303,020	299,056	(1.3%)	954,709	1,011,056	5.9%
Improvements to concession assets (IFRIC 12)	149,281	205,863	37.9%	447,844	617,590	37.9%
Total Revenues	1,031,821	1,187,529	15.1%	3,443,002	4,161,825	20.9%
Operating income	452,723	528,725	16.8%	1,880,936	2,174,338	15.6%
EBITDA	544,826	633,293	16.2%	2,152,122	2,480,243	15.2%

Puerto Vallarta
Aeronautical services	417,191	489,808	17.4%	1,803,364	2,198,758	21.9%
Non-aeronautical services	125,653	131,037	4.3%	449,813	502,084	11.6%
Improvements to concession assets (IFRIC 12)	371,727	503,536	35.5%	1,115,182	1,510,609	35.5%
Total Revenues	914,572	1,124,382	22.9%	3,368,359	4,211,452	25.0%
Operating income	277,152	322,377	16.3%	1,461,358	1,687,809	15.5%
EBITDA	331,539	384,674	16.0%	1,624,594	1,878,895	15.7%

Montego Bay
Aeronautical services	449,879	489,463	8.8%	1,415,149	1,593,262	12.6%
Non-aeronautical services	211,571	233,167	10.2%	610,416	709,717	16.3%
Improvements to concession assets (IFRIC 12)	47,058	50,427	7.2%	127,739	163,781	28.2%
Total Revenues	708,508	773,056	9.1%	2,153,303	2,466,760	14.6%
Operating income	241,419	245,526	1.7%	782,524	893,543	14.2%
EBITDA	320,937	328,900	2.5%	1,002,645	1,152,712	15.0%

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q24	3Q25	Change	9M24	9M25	Change
Guanajuato
Aeronautical services	250,429	292,742	16.9%	678,494	841,372	24.0%
Non-aeronautical services	50,164	49,266	(1.8%)	142,768	146,806	2.8%
Improvements to concession assets (IFRIC 12)	55,538	130,222	134.5%	166,613	390,665	134.5%
Total Revenues	356,130	472,230	32.6%	987,875	1,378,844	39.6%
Operating income	188,197	219,684	16.7%	527,958	627,259	18.8%
EBITDA	210,608	244,716	16.2%	593,613	703,666	18.5%

Hermosillo
Aeronautical services	127,518	160,028	25.5%	377,662	465,274	23.2%
Non-aeronautical services	29,928	26,563	(11.2%)	86,895	83,324	(4.1%)
Improvements to concession assets (IFRIC 12)	16,079	17,224	7.1%	48,238	51,672	7.1%
Total Revenues	173,525	203,814	17.5%	512,795	600,270	17.1%
Operating income	66,727	87,456	31.1%	217,425	263,677	21.3%
EBITDA	91,963	113,054	22.9%	293,241	341,316	16.4%

Others(1)
Aeronautical services	679,158	829,540	22.1%	1,816,968	2,335,215	28.5%
Non-aeronautical services	108,815	116,614	7.2%	318,032	350,690	10.3%
Improvements to concession assets (IFRIC 12)	174,560	345,298	97.8%	348,525	735,538	111.0%
Total Revenues	962,533	1,291,453	34.2%	2,483,527	3,421,444	37.8%
Operating income	550,978	286,831	(47.9%)	562,107	767,852	36.6%
EBITDA	518,842	389,296	(25.0%)	828,426	1,078,393	30.2%

Total
Aeronautical services	4,627,280	5,474,043	18.3%	14,150,662	17,236,363	21.8%
Non-aeronautical services	1,298,239	1,352,796	4.2%	3,950,006	4,260,752	7.9%
Improvements to concession assets (IFRIC 12)	1,501,188	1,671,060	11.3%	4,314,977	7,009,385	62.4%
Total Revenues	7,426,706	8,497,899	14.4%	22,415,645	28,506,500	27.2%
Operating income	3,219,617	3,510,402	9.0%	10,142,452	11,631,632	14.7%
EBITDA	3,768,198	4,263,373	13.1%	11,998,332	13,873,582	15.6%

(1)        Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

	2024	2025	Change	%
Assets
Current assets
Cash and cash equivalents	15,828,015	11,669,498	(4,158,517)	(26.3%)
Trade accounts receivable - Net	2,370,326	3,092,764	722,438	30.5%
Other current assets	1,325,663	1,300,225	(25,438)	(1.9%)
Total current assets	19,524,004	16,062,487	(3,461,517)	(17.7%)

Advanced payments to suppliers	1,391,549	2,260,819	869,270	62.5%
Machinery, equipment and improvements to leased buildings - Net	4,526,156	4,483,734	(42,422)	(0.9%)
Improvements to concession assets - Net	33,301,904	38,900,075	5,598,171	16.8%
Airport concessions - Net	9,443,181	8,931,658	(511,523)	(5.4%)
Rights to use airport facilities - Net	1,008,491	954,626	(53,865)	(5.3%)
Other acquired rights	979,647	1,868,285	888,638	90.7%
Deferred income taxes - Net	7,934,352	8,688,584	754,232	9.5%
Other non-current assets	1,126,077	756,308	(369,769)	(32.8%)
Total assets	79,235,361	82,906,575	3,671,214	4.6%

Liabilities
Current liabilities	13,049,798	7,975,005	(5,074,794)	(38.9%)
Long-term liabilities	44,664,952	51,588,892	6,923,940	15.5%
Total liabilities	57,714,751	59,563,897	1,849,146	3.2%

Stockholders' Equity
Common stock	1,194,390	1,194,390	-	0.0%
Legal reserve	920,187	238,878	(681,309)	(74.0%)
Net income	6,535,681	7,850,069	1,314,388	20.1%
Retained earnings	8,345,564	9,130,159	784,595	9.4%
Reserve for share repurchase	2,500,000	2,500,000	-	0.0%
Foreign currency translation reserve	681,626	95,577	(586,049)	(86.0%)
Remeasurements of employee benefit – Net	(1,741)	32,120	33,861	(1944.9%)
Cash flow hedges- Net	13,191	-	(13,191)	(100.0%)
Total controlling interest	20,188,898	21,041,193	852,295	4.2%
Non-controlling interest	1,331,712	2,301,488	969,776	72.8%
Total stockholder's equity	21,520,610	23,342,681	1,822,071	8.5%

Total liabilities and stockholders' equity	79,235,361	82,906,575	3,671,214	4.6%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	3Q24	3Q25	Change	9M24	9M25	Change
Cash flows from operating activities:
Consolidated net income	1,982,829	2,695,980	36.0%	6,706,263	8,209,234	22.4%

Postemployment benefit costs	15,126	18,062	19.4%	42,678	47,683	11.7%
Allowance expected credit loss	12,559	11,130	(11.4%)	31,086	23,398	(24.7%)
Depreciation and amortization	787,295	935,683	18.8%	2,137,595	2,793,217	30.7%
Loss (gain) on sale of machinery, equipment and improvements to leased assets	9,561	(435)	(104.5%)	21,321	924	(95.7%)
Interest expense	1,066,482	1,028,380	(3.6%)	3,044,373	3,309,889	8.7%
Provisions	374,058	10,026	(97.3%)	390,308	(11,641)	(103.0%)
Income tax expense	677,524	792,158	16.9%	2,193,977	2,890,438	31.7%
Unrealized exchange loss	348,304	(87,406)	(125.1%)	574,167	(30,602)	(105.3%)
	5,273,738	5,403,578	2.5%	15,141,769	17,232,539	13.8%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(120,529)	43,028	(135.7%)	(203,657)	(450,686)	121.3%
Recoverable tax on assets and other assets	(14,850)	(154,167)	938.2%	776,373	(46,803)	(106.0%)
Increase (decrease)
Concession taxes payable	(67,357)	(39,589)	(41.2%)	(176,389)	(254,695)	44.4%
Accounts payable	71,762	1,488,079	1973.6%	(402,843)	1,441,592	(457.9%)
Cash generated by operating activities	5,142,764	6,740,929	31.1%	15,135,253	17,921,947	18.4%
Income taxes paid	(945,118)	(2,477,296)	162.1%	(2,532,066)	(4,802,085)	89.7%
Net cash flows provided by operating activities	4,197,646	4,263,633	1.6%	12,603,186	13,119,861	4.1%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(2,117,161)	(4,218,537)	99.3%	(5,226,435)	(6,603,300)	26.3%
Cash flows from sales of machinery and equipment	662	836	26.3%	4,897	2,610	(46.7%)
Other investment activities	(46,510)	1,079,384	(2420.8%)	25,760	(653,186)	(2635.7%)
Business acquisition	-	-	0.0%	(875,504)	-	(100.0%)
Net cash used by investment activities	(2,163,009)	(3,138,317)	45.1%	(6,071,283)	(7,253,875)	19.5%

Cash flows from financing activities:
Dividends declared and paid	-	(4,254,436)	100.0%	-	(8,508,872)	100.0%
Dividends paid non-controlling interest	(70,061)	(411,347)	487.1%	(135,485)	(564,228)	316.5%
Capital reduction	(3,501,573)	-	(100.0%)	(3,501,573)	-	(100.0%)
Bond certificates issued	5,648,134	8,500,000	50.5%	8,648,134	14,500,000	67.7%
Bond certificates paid	-	-	0.0%	(3,000,000)	(7,000,000)	133.3%
Bank loans paid	(2,425)	(2,233,515)	92003.7%	(70,842)	(5,688,452)	7929.8%
Bank loans	-	693,817	100.0%	875,000	3,942,915	350.6%
Interest paid on bank loans	(720,907)	(1,131,482)	57.0%	(3,105,389)	(3,437,967)	10.7%
Interest paid on lease	(879)	(493)	(43.9%)	(2,910)	(1,775)	(39.0%)
Payments of obligations for leasing	(10,286)	(9,449)	(8.1%)	(19,193)	(28,348)	47.7%
Net cash flows used in financing activities	1,342,003	1,153,095	(14.1%)	(312,258)	(6,786,727)	2073.4%

Effects of exchange rate changes on cash held	(133,525)	(306,255)	129.4%	(446,842)	(875,787)	96.0%
Net increase (decrease) in cash and cash equivalents	3,243,115	1,972,156	(39.2%)	5,772,803	(1,796,529)	(131.1%)
Cash and cash equivalents at beginning of the period	12,584,900	9,697,343	(22.9%)	10,055,211	13,466,026	33.9%
Cash and cash equivalents at the end of the period	15,828,015	11,669,498	(26.3%)	15,828,015	11,669,498	(26.3%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	3Q24	3Q25	Change	9M24	9M25	Change
Revenues
Aeronautical services	4,627,601	5,474,043	18.3%	14,150,663	17,236,364	21.8%
Non-aeronautical services	2,103,878	2,431,480	15.6%	5,521,018	7,268,014	31.6%
Improvements to concession assets (IFRIC-12)	1,501,188	1,671,060	11.3%	4,314,977	7,009,385	62.4%
Total revenues	8,232,667	9,576,583	16.3%	23,986,658	31,513,762	31.4%

Operating costs
Costs of services:	1,435,204	1,637,006	14.1%	3,720,973	4,644,243	24.8%
Employee costs	573,117	633,119	10.5%	1,522,994	1,885,203	23.8%
Maintenance	213,360	307,625	44.2%	555,642	821,358	47.8%
Safety, security & insurance	220,486	243,706	10.5%	602,508	691,429	14.8%
Utilities	160,803	174,887	8.8%	396,811	448,850	13.1%
Business operated directly by us	72,858	84,697	16.3%	219,017	258,665	18.1%
Other operating expenses	194,580	192,972	(0.8%)	424,000	538,738	27.1%

Technical assistance fees	200,635	226,322	12.8%	627,172	731,901	16.7%
Concession taxes	598,091	963,943	61.2%	1,991,302	2,954,025	48.3%
Depreciation and amortization	787,295	935,683	18.8%	2,137,595	2,793,217	30.7%
Cost of improvements to concession assets (IFRIC-12)	1,501,188	1,671,060	11.3%	4,314,977	7,009,385	62.4%
Other (income)	(10,082)	(7,397)	(26.6%)	(22,474)	(43,542)	93.7%
Total operating costs	4,512,331	5,426,617	20.3%	12,769,544	18,089,229	41.7%
Income from operations	3,720,336	4,149,966	11.5%	11,217,114	13,424,533	19.7%
Financial Result	(1,059,983)	(661,828)	(37.6%)	(2,316,875)	(2,324,863)	0.3%
Income before income taxes	2,660,353	3,488,138	31.1%	8,900,239	11,099,670	24.7%
Income taxes	(677,524)	(792,158)	16.9%	(2,193,977)	(2,890,438)	31.7%
Net income	1,982,829	2,695,980	36.0%	6,706,263	8,209,234	22.4%
Currency translation effect	651,897	(231,955)	(135.6%)	1,019,679	(730,540)	(171.6%)
Cash flow hedges, net of income tax	(12,124)	2,692	(122.2%)	(47,527)	4,584	(109.6%)
Remeasurements of employee benefit – net income tax	(2,052)	(8,929)	335.1%	177	23,837	13367.2%
Comprehensive income	2,620,550	2,457,788	(6.2%)	7,678,591	7,507,114	(2.2%)
Non-controlling interest	(140,692)	(96,975)	(31.1%)	(268,334)	(302,853)	12.9%
Comprehensive income attributable to controlling interest	2,479,858	2,360,813	(4.8%)	7,410,259	7,204,263	(2.8%)

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2024	8,197,536	478,185	2,500,000	8,787,568	(181,508)	19,781,783	1,162,864	20,944,646
Increase legal reserve	-	442,002	-	(442,002)	-	-	-	-
Capital reduction	(7,003,146)	-	-	-	-	(7,003,146)	-	(7,003,146)
Dividends declared non-controlling interest	-	-	-	-	-	-	(99,485)	(99,485)
Comprehensive income:
Net income	-	-	-	6,535,680	-	6,535,680	170,589	6,706,269
Foreign currency translation reserve	-	-	-	-	921,933	921,933	97,744	1,019,677
Remeasurements of employee benefit – Net	-	-	-	-	177	177	-	177
Reserve for cash flow hedges – Net of income tax	-	-	-	-	(47,527)	(47,527)	-	(47,527)
Balance as of September 30, 2024	1,194,390	920,187	2,500,000	14,881,246	693,075	20,188,898	1,331,712	21,520,610

Balance as of January 1, 2025	1,194,390	920,187	2,500,000	16,957,723	773,499	22,345,799	2,275,940	24,621,739
Decrease legal reserve	-	(681,309)	-	681,309	-	-	-	-
Dividends declared	-	-	-	(8,508,872)	-	(8,508,872)	(277,305)	(8,786,177)
Comprehensive income:
Net income	-	-	-	7,850,068	-	7,850,068	359,171	8,209,239
Foreign currency translation reserve	-	-	-	-	(674,223)	(674,223)	(56,318)	(730,541)
Remeasurements of employee benefit – Net	-	-	-	-	23,837	23,837	-	23,837
Reserve for cash flow hedges – Net of income tax	-	-	-	-	4,584	4,584	-	4,584
Balance as of September 30, 2025	1,194,390	238,878	2,500,000	16,980,228	127,697	21,041,192	2,301,488	23,342,681

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized under Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue to be prepared following IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	3Q24	3Q25	Change	9M24	9M25	Change
Total passengers	15,273.1	15,659.6	2.5%	46,137.3	47,808.4	3.6%
Total cargo volume (in WLUs)	720.9	717.5	(0.5%)	2,064.0	2,054.8	(0.4%)
Total WLUs	15,994.0	16,377.1	2.4%	48,201.3	49,863.2	3.4%

Aeronautical & non aeronautical services per passenger (pesos)	440.7	504.8	14.5%	426.4	512.6	20.2%
Aeronautical services per WLU (pesos)	289.3	334.2	15.5%	293.6	345.7	17.7%
Non aeronautical services per passenger (pesos)	137.8	155.3	12.7%	119.7	152.0	27.0%
Cost of services per WLU (pesos)	89.7	100.0	11.4%	77.2	93.1	20.7%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 20, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer